SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For April 25, 2006

                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

             Form 20-F     X               Form 40-F
                       ---------                     ---------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                            No         X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                   CNOOC Limited Achieved Record Q1 Results

(Hong Kong, April 25, 2006) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced its record-breaking first quarter financial results today. The Company's unaudited total revenue hit RMB 16.66 billion, a
45.1 % surge from the same period last year. Reported total net daily production was 450,463 BOE, an increase of 9.5%.

For the first quarter of 2006, crude oil and liquids production of CNOOC Limited reached 383,519 barrels per day and gas production 390 million cubic feet per day. The Company also reported net production 415,144 BOE per day for offshore China, an 11% increase from the same period last year. Strong production growth in Bohai Bay contributed most to the increase of the Company`s total production offshore China. The net production in Bohai Bay increased 23.4% for crude oil and 28.2% for natural gas.

Total unaudited revenue amounted to RMB 16.66 billion for the first quarter of 2006, among which oil and gas revenue rose to RMB 16.43 billion, representing a 43.8% increase from the same period last year.

In the first quarter, the Company realized an average oil price of US$58.13 per barrel, representing a 39.3% increase over the same period last year; The average realized gas price was US$3.10 per thousand cubic feet or a 6% increase over the same period last year.

The Company also made great progresses in overseas activities. In the first quarter, the Company acquired a 45% interest in OML 130 and a 35% interest in OPL 229 Block in Nigeria. The above acquisitions have laid solid foundation for the Company's medium to long term overseas growth, and indicated the Company's prudent overseas M&A strategy.

Mr. Yang Hua, Chief Financial Officer and Executive Vice President of the Company commented: " Thanks to the high oil price and our steady production growth, CNOOC Ltd achieved a great quarter."

The Company increased capital expenditures and spent RMB 430 million on exploration in this period, up 23.7% from the same period last year. The Company made three new discoveries offshore China: Bozhong 28-2S, Bozhong 29-4 and Qikou 18-2E. The relatively high success rate of exploration shows great exploration prospect offshore China.

"In the first quarter, the Company achieved satisfactory results in operating activities and HSE performance. We are very confident to achieve our production targets for 2006. " Commented Mr. Zhou Shouwei, President of the Company.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented, "The Company's record high results in the first quarter were reflected not only in its record high revenue, but also in other extraordinary progresses, especially overseas activities and exploration offshore China. It will further enhance our capability to pursue long term growth."

                                    - End -

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited

                                       By:  /s/ Victor Zhikai Gao
                                            ---------------------
                                            Name: Victor Zhikai Gao
                                            Title:  Company Secretary

Dated: April 25, 2006